                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)


                        FIRST FINANCIAL BANCORP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   32020X106
                                 --------------
                                 (CUSIP Number)

                         RICHARD J. PERRY JR., ESQUIRE
                        LEVI PERRY SIMMONS & LOOTS, P.C.
                     805 FIFTEENTH STREET, N.W., SUITE 1101
                             WASHINGTON, D.C. 20005
                              TEL: (202) 326-8602

-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                NOVEMBER 1, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject if this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box     .
                                                                     ---
Check the following box if a fee is being paid with this statement.  X  . A fee
                                                                   -----
is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item (1); and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.

 CUSIP NUMBER   32020X106                                            PAGE    2      OF  15    PAGES
               ----------                                                 ---------    ------
========================================================================================================
     1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Financial Institution Partners, L.P. / 52-1899611
--------------------------------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) ____
                                                                                  (b) ____
--------------------------------------------------------------------------------------------------------
     3.       SOURCE OF FUNDS

              WC   OO
--------------------------------------------------------------------------------------------------------
     4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AN 2(e)

              NO
--------------------------------------------------------------------------------------------------------
     5.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------------------------------
NUMBER OF SHARES          6.      SOLE VOTING POWER
    OWNED BY
 EACH REPORTING         ------------------------------------------------------------------------------
   PERSON WITH            7.      SHARED VOTING POWER
                                  24,700 SHARES
                          ------------------------------------------------------------------------------
                          8.      SOLE DISPOSITIVE POWER

                          ------------------------------------------------------------------------------
                          9.      SHARED DISPOSITIVE POWER
                                  24,700 SHARES
--------------------------------------------------------------------------------------------------------
 10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      24,700 SHARES
--------------------------------------------------------------------------------------------------------
 11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
                      NO
--------------------------------------------------------------------------------------------------------
 12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                      5.46%
--------------------------------------------------------------------------------------------------------
 13.                  TYPE OF REPORTING PERSON

                      PN
--------------------------------------------------------------------------------------------------------


Page 2 of 15 Pages

 CUSIP NUMBER   32020X106                                            PAGE    3      OF  15    PAGES
               ----------                                                 ---------    ------
========================================================================================================
     1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Hovde Capital, Inc./ 52-1891904
--------------------------------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) ____
                                                                                  (b) ____
--------------------------------------------------------------------------------------------------------
     3.       SOURCE OF FUNDS

              AF
--------------------------------------------------------------------------------------------------------
     4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AN 2(e)

              NO
--------------------------------------------------------------------------------------------------------
      5.      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES        6.      SOLE VOTING POWER
      OWNED BY
   EACH REPORTING         ------------------------------------------------------------------------------
     PERSON WITH          7.      SHARED VOTING POWER

                                  24,700 SHARES
                          ------------------------------------------------------------------------------
                          8.      SOLE DISPOSITIVE POWER

                          ------------------------------------------------------------------------------
                          9.      SHARED DISPOSITIVE POWER

                                  24,700 SHARES
--------------------------------------------------------------------------------------------------------
 10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      24,700 SHARES
--------------------------------------------------------------------------------------------------------
 11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
                      NO
--------------------------------------------------------------------------------------------------------
 12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                      5.46%
--------------------------------------------------------------------------------------------------------
 13.                  TYPE OF REPORTING PERSON

                      CO
--------------------------------------------------------------------------------------------------------





Page 3 of 15 Pages

 CUSIP NUMBER   32020X106                                            PAGE    4      OF  15    PAGES
               ----------                                                 ---------    ------
========================================================================================================
     1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Steven D. Hovde/ S.S. # ###-##-####
--------------------------------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) ____
                                                                                  (b) ____
--------------------------------------------------------------------------------------------------------
     3.       SOURCE OF FUNDS

              PF  AF
--------------------------------------------------------------------------------------------------------
     4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AN 2(e)

              NO
--------------------------------------------------------------------------------------------------------
     5.       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
--------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES        6.      SOLE VOTING POWER
      OWNED BY                    17,500
   EACH REPORTING         ------------------------------------------------------------------------------
     PERSON WITH          7.      SHARED VOTING POWER

                                  24,700 SHARES
                          ------------------------------------------------------------------------------
                          8.      SOLE DISPOSITIVE POWER
                                  17,500
                          ------------------------------------------------------------------------------
                          9.      SHARED DISPOSITIVE POWER

                                  24,700 SHARES
--------------------------------------------------------------------------------------------------------
 10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      42,200 SHARES
--------------------------------------------------------------------------------------------------------
 11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
                      NO
--------------------------------------------------------------------------------------------------------
 12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                      9.33%
--------------------------------------------------------------------------------------------------------
 13.                  TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------------------------------





Page 4 of 15 Pages

ITEM 1.  SECURITY AND ISSUER

         The class of security to which this statement relates is the common stock, par value $.10 per share (the "Shares"), of First Financial Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 121 East Locust Street, Belvidere, Illinois 61008-3601.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this statement are Financial Institution Partners, L.P. (the "Limited Partnership") Hovde Capital, Inc. and Steven D. Hovde, who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware general business corporation, is the general partner (the "General Partner") of the Limited Partnership. Steven
D. Hovde is a controlling shareholder of the General Partner.

         Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner. The General Partner controls the Limited Partnership.

         None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.





Page 5 of 15 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

         (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its/his Shares.

         (b)  None.

         (c)  None.

         (d)  None.

         (e)  None.

         (f)  None.

         (g)  None.

         (h)  None.

         (i)  None.

         (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of November 12, 1996 information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 452,309 Shares outstanding as of that date) as to each of the Reporting Persons.

         (c)  None.

         (d)  None.

         (e)  Not applicable.

         Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.





Page 6 of 15 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit A- Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)





Page 7 of 15 Pages

Signatures



         After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.




                                      FINANCIAL INSTITUTION PARTNERS,
                                      L.P., by its General Partner,
                                      HOVDE CAPITAL, INC.


                                            /s/   Steven D. Hovde
                                      ----------------------------------------
                             By:      Steven D. Hovde
                             Its:     Chairman and Chief Executive Officer



                                      HOVDE CAPITAL, INC.


                                           /s/  Steven D. Hovde
                                      ----------------------------------------
                             By:      Steven D. Hovde
                             Its:     Chairman and Chief Executive Officer



                                      STEVEN D. HOVDE

                                            /s/   Steven D. Hovde
                                      ----------------------------------------



Dated:     11/12/96





Page 8 of 15 Pages

                                   SCHEDULE 1

INFORMATION RELATING TO REPORTING PERSONS



                                         PRINCIPAL BUSINESS AND
                                         ADDRESS OF PRINCIPAL BUSINESS
         NAME                            OR PRINCIPAL OFFICE
         ----                            -----------------------------

Financial Institution Partners, L.P.     Limited partnership formed to make
                                         investments primarily in equity
                                         securities of financial institutions
                                         1629 Colonial Parkway
                                         Inverness, Illinois 60067
                                         Organized: State of Delaware

Hovde Capital, Inc.                      General business corporation formed
                                         to serve as the general partner of
                                         the Limited Partnership
                                         1629 Colonial Parkway
                                         Inverness, Illinois 60067
                                         Incorporated: State of Delaware


Steven D. Hovde                          Investment banker
                                         Hovde Financial, Inc.
                                         1629 Colonial Parkway
                                         Inverness, Illinois 60067
                                         Investment banking firm






Page 9 of 15 Pages

   INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                    PERSONS



    NAME                      PRINCIPAL OCCUPATION
  ADDRESS                        BUSINESS ADDRESS              CITIZENSHIP
------------                  -----------------------      --------------------

Steven D. Hovde               Investment banker                    U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde                 Investment banker
1826 Jefferson Place, N.W.    Hovde Financial, Inc.                U.S.
Washington, D. C.  20036      1826 Jefferson Place, N.W.
                              Washington, D. C.  20036
                              Investment banking firm

Braddock J. LaGrua            Investment banker
1826 Jefferson Place, N.W.    Hovde Financial, Inc.                U.S.
Washington, D. C.  20036      1826 Jefferson Place, N.W.
                              Washington, D. C.  20036
                              Investment banking firm






Page 10 of 15 Pages

SCHEDULE 2

         The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.




                                          AMOUNT
                                          ORIGINALLY
                        TOTAL             FINANCED/           SOURCE OF
NAME                    CONSIDERATION     CURRENT BALANCE     FUNDS*
----                    -------------     ---------------     ------------
Financial               $389,025.00       194,512.50/         Working Capital/
Institution                               194,512.50          Line of Credit
Partners, L.P.

Hovde Capital, Inc.     $389,025.00       194,512.50          Working Capital/
                                          194,512.50          Line of Credit of
                                                              Affiliate

Steven D. Hovde         $192,500          N/A                 Personal Funds



----------------------

* $ 194,512.50 was financed through a line of credit with Harris Trust of Chicago at Federal Funds rate +5/8.





Page 11 of 15 Pages

                                   SCHEDULE 3

         The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership; Steven D. Houde has sole power to vote or to direct the vote and to dispose or to direct the disposition of 17,500 Shares (or 3.87% benificially owned by him.



                                               APPROXIMATE
NAME                    NUMBER OF SHARES        PERCENTAGE
----                    ----------------      --------------
Financial Institution         24,700               5.46%
Partners, L.P.

Hovde Capital, Inc.           24,700               5.46%

Steven D. Hovde               42,200               9.33%







Page 12 of 15 Pages

                                   SCHEDULE 4


DESCRIPTION OF TRANSACTIONS IN SHARES EFFECTED WITHIN 60 DAYS

The Reporting Persons effected the following transactions in the Shares within sixty (60) days of November 12, 1996.



TRANSACTION   AMOUNT OF    TRANSACTION                 TRANSACTION
    DATE       SHARES          PRICE       BROKER         TYPE
-----------   ---------    -----------     ------      -----------
  09/17/96      2,200       $15.75         Howe*          Buy

  09/17/96      2,800       $15.75         Howe           Buy

  09/26/96     10,000      $15.875         Private        Sell
                                            Sale

  10/01/96      3,500       $15.75         Howe*          Buy

  11/01/96     19,000       $15.75         Howe*          Buy




---------------------------------------
        * Howe Barnes Investments, Inc.





Page 13 of 15 Pages

                                 EXHIBIT INDEX


                                                                          Page

Exhibit A  Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)     15






Page 14 of 15 Pages

                                                                      EXHIBIT A


          Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)


        Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the Shares of the Issuer.


                                  FINANCIAL INSTITUTION PARTNERS, L.P.,
                                  by its General Partner, HOVDE CAPITAL, INC.

                                  By:   /s/ Steven D. Hovde
                                       ---------------------------------------
                                  Its: Chairman and Chief Executive Officer


                                  HOVDE CAPITAL, INC.

                                  By:   /s/ Steven D. Hovde
                                       --------------------
                                  Its: Chairman and Chief Executive Officer


                                  STEVEN D. HOVDE

                                        /s/   Steven D. Hovde
                                  ----------------------------------------





Page 15 of 15 Pages